UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

BIOVIE INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09074F 108

(CUSIP Number of Class of Securities)

Terren S. Peizer

Acuitas Group Holdings, LLC

2120 Colorado Avenue, #230

Santa Monica, California 90404

310-444-4321

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 10, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09074F 207	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acuitas Group Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,529,846
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,529,846
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,529,846
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.5%[1]
14		TYPE OF REPORTING PERSON (See Instructions) CO

1	Based on 22,333,324 shares of Class A common stock, par value $0.0001 per share (the “Common Stock”), of BioVie Inc., a Nevada corporation (the “Company” or “Issuer”), which is the sum of (i) 13,972,016 shares of Common Stock issued and outstanding as of May 9, 2021, as disclosed in the Information Statement on Schedule 14C filed by the Company with the SEC on May 20, 2021 (the “Schedule 14C”), and (ii) 8,361,308 shares of Common Stock issued to Acuitas on June 10, 2021 pursuant to the Asset Purchase Agreement, dated as of April 27, 2021, by and among the Company, NeurMedix, Inc., a Delaware corporation that is indirectly wholly owned by Mr. Peizer, and Acuitas (solely for purposes of Section 10.16 thereof) (as amended, the “Purchase Agreement”), as described in more detail in Item 4 below.

SCHEDULE 13D

CUSIP No. 09074F 207	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terren S. Peizer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,529,846
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,529,846
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,529,846
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.5%[2]
14	TYPE OF REPORTING PERSON (See Instructions) HC; IN

2	Based on 22,333,324 shares of the Issuer’s Common Stock, which is the sum of (i) 13,972,016 shares of Common Stock issued and outstanding as of May 9, 2021, as disclosed in the Schedule 14C, and (ii) 8,361,308 shares of Common Stock issued to Acuitas on June 10, 2021 pursuant to the Purchase Agreement, as described in more detail in Item 4 below.

Amendment No. 5 to SCHEDULE 13D

This Amendment No. 5 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D previously filed by Acuitas Group Holdings, LLC, a California limited liability company (“Acuitas”), and Terren S. Peizer (“Mr. Peizer”) (collectively, the “Reporting Persons”) on July 3, 2018, as amended by Amendment No. 1 filed on September 25, 2019, Amendment No. 2 filed on September 23, 2020, Amendment No. 3 filed on April 27, 2021, and Amendment No. 4 filed on May 10, 2021 (as so amended, the “Original Statement” and, as amended and supplemented by this Amendment, the “Statement”), relating to the Class A common stock, par value $0.0001 per share (“Common Stock”), of BioVie Inc., a Nevada corporation (the “Company” or “Issuer”). The address of the Issuer’s principal executive office is 2120 Colorado Avenue, #230, Santa Monica, California 90404.

Except as specifically amended by this Amendment, items in the Original Statement are unchanged. Capitalized terms used herein that are not defined have the meaning ascribed to them in the Original Statement.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Statement is hereby amended and supplemented to include the following information:

“            As described in more detail in Item 4 of this Statement, on June 10, 2021, the Company issued 8,361,308 shares of Common Stock to Acuitas pursuant to the Purchase Agreement (as defined below).”

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and supplemented to include the following information:

“          As previously disclosed, on April 27, 2021, Acuitas and NeurMedix, Inc., a Delaware corporation that is indirectly wholly owned by Mr. Peizer (“NeurMedix”), entered into an Asset Purchase Agreement, dated as of April 27, 2021 (as amended, the “Purchase Agreement”), by and among the Company, NeurMedix and Acuitas (solely for purposes of Section 10.16 thereof), pursuant to which the Company agreed to acquire certain assets from NeurMedix and assume certain liabilities of NeurMedix.

The Closing under the Purchase Agreement took place on June 10, 2021. In connection with the Closing, NeurMedix assigned the rights to receive the Initial Cash Payment and the Initial Stock Consideration (each, as defined in the Purchase Agreement) under the Purchase Agreement to Acuitas pursuant to a letter agreement, dated as of June 10, 2021, between NeurMedix and the Company, which is attached hereto as Exhibit 10.4. At the Closing, pursuant to the terms of the Purchase Agreement and such letter agreement, the Company issued 8,361,308 shares of Common Stock to Acuitas, as assignee to NeurMedix.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and (b) of the Statement are hereby amended and restated as follows:

“(a)         The approximate aggregate percentage of the Issuer’s Common Stock beneficially owned by the Reporting Persons, as reported herein, is based on 22,333,324 shares of Common Stock of the Company, which is the sum of (i) 13,972,016 shares of Common Stock issued and outstanding as of May 9, 2021, as disclosed in the Information Statement on Schedule 14C filed by the Company with the SEC on May 20, 2021, and (ii) 8,361,308 shares of Common Stock issued to Acuitas on June 10, 2021 pursuant to the Purchase Agreement, as described in more detail in Item 4 of this Statement.

(b)         The Reporting Persons beneficially own an aggregate of 19,529,846 shares of Common Stock, representing in the aggregate approximately 87.5% of the total issued and outstanding shares of Common Stock of the Company. The Reporting Persons have the shared power to vote or direct to vote, and the shared power to dispose of or direct the disposition of, such shares of Common Stock. Although Mr. Peizer does not directly own any of the Company’s securities, he may be deemed a beneficial owner of the securities owned by Acuitas pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.”

Item 5(c) of the Statement is hereby supplemented with the following:

“Except as described in this Statement, the Reporting Persons had no transactions in the Common Stock of the Company in the past sixty (60) days.”

ITEM 6.	Contracts, Arrangements, Understandings or relationships with respect to securities of the issuer

Item 6 of the Statement is hereby amended and supplemented to include the following information:

“As described in Item 4 of this Statement, on June 10, 2021, NeurMedix assigned the rights to receive the Initial Cash Payment and the Initial Stock Consideration under the Purchase Agreement to Acuitas pursuant to a letter agreement, dated as of June 10, 2021, between NeurMedix and the Company, which is attached hereto as Exhibit 10.4 and incorporated herein by reference.

In connection with the Closing under the Purchase Agreement, on June 10, 2021, Acuitas and the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, among other things, the Company has agreed to file, within thirty (30) days following the receipt of a notice from Acuitas, a registration statement under the Securities Act of 1933 providing for the resale of the shares of Common Stock issued or issuable pursuant to the Purchase Agreement.

The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the complete copy of the Registration Rights Agreement attached hereto as Exhibit 10.5 and incorporated herein by reference.”

ITEM 7.	materials to be filed as exhibits

Item 7 of the Statement is hereby amended and supplemented to include the following information:

“10.4	Letter Agreement, dated as of June 10, 2021, between NeurMedix, Inc. and BioVie Inc.

10.5	Registration Rights Agreement, dated as of June 10, 2021, by and among BioVie Inc. and Acuitas Group Holdings, LLC.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 11, 2021

ACUITAS GROUP HOLDINGS, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Chairman

/s/ Terren S. Peizer
Terren S. Peizer